UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 13)

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, $.005 par value per share

(Title of Class of Securities)

629410309

(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b )☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,649,893
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,649,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,649,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%(1)
14	TYPE OF REPORTING PERSON CO

 (1) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 6, 2008 in the Issuer's Current Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,649,893
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,649,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,649,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%(2)
14	TYPE OF REPORTING PERSON IA

(2) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 6, 2008 in the Issuer's Current Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,197,575
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,197,575
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,197,575
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%(3)
14	TYPE OF REPORTING PERSON PN

(3) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 6, 2008 in the Issuer's Current Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,197,575
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,197,575
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,197,575
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%(4)
14	TYPE OF REPORTING PERSON OO

(4) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 6, 2008 in the Issuer's Current Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,649,893
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,649,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,649,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%(5)
14	TYPE OF REPORTING PERSON IN

(5) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 6, 2008 in the Issuer's Current Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2008.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,649,893
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,649,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,649,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%(6)
14	TYPE OF REPORTING PERSON IN

(6) Based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 6, 2008 in the Issuer's Current Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2008.

Introductory Statement

This constitutes Amendment No. 13 (the “Amendment”) to the Statement on Schedule 13D, originally filed on July 24, 2007, as amended (the “Schedule 13D”).

Except as otherwise described in this Amendment, the information contained in the Schedule 13D remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in the Schedule 13D. Information given in response to each item in the Schedule 13D shall be deemed incorporated herein by reference in all other items.

Item 3 is hereby supplemented with the following:

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of Amendment No. 12 to this Schedule 13D, Trinad Capital Master Fund, Ltd. used $192,033.20 (including commissions) of its working capital to purchase an aggregate of 960,166 shares of Common Stock.

Item 4 is hereby supplemented with the following:

Item 4. Purpose of Transaction.

The acquisition of Common Stock was for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with the Issuer’s Board of Directors and/or management; other stockholders of the Issuer; and/or other relevant parties concerning the Issuer’s business, corporate governance, management and future plans. The Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares or selling some or all of their shares, engaging in short selling of or any hedging or similar transactions with respect to the shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D. Such actions will depend upon various factors including, without limitation, the Issuer’s financial and strategic direction and position, the response of the Board of Directors to the letter referred to above, the price performance of the Issuer’s shares, general conditions in the Issuer’s industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth above, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5 is hereby amended in its entirety as follows:

Item 5. Interest in Securities of the Issuer.

(a)             Unless otherwise indicated, as of the date hereof, Trinad Capital Master Fund, Ltd. is the beneficial owner of 8,649,893 shares of the Common Stock, representing approximately 15.6% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP); Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC; and the managing director of Trinad Advisors II LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed to have direct or indirect beneficial ownership of 8,649,893 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 15.6% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 83.21% of the shares of Trinad Capital Master Fund, Ltd. as of June 30, 2008) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed to be the beneficial owners of 83.21% of the 8,649,893 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 7,197,575 shares or 13.0% of the Common Stock of the Issuer.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of their respective pecuniary interests therein.

The percentages used herein are calculated based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 6, 2008 in the Issuer's Current Report on Form 10-Q for the period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008.

(b)             Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf have shared power to vote or to direct the vote and have shared power to dispose or to direct the disposition of the Common Stock it or he may be deemed to own beneficially.

(c)             Set forth below are the acquisitions made by Trinad Capital Master Fund, Ltd. in the last 60 days. All shares were purchased on the open market through a broker.

Date	Shares Acquired	Cost Per Share Including Commissions
12/23/2008	21,000	$0.15
12/24/2008	24,965	$0.13
12/29/2008	115,400	$0.12
12/30/2008	183,300	$0.13
12/31/2008	345,800	$0.15
1/2/2009	35,000	$0.14
1/7/2009	75,341	$0.15
1/22/2009	27,700	$0.23
3/11/2009	100,160	$0.20
3/16/2009	11,500	$0.20
3/16/2009	20,000	$0.20

(d)             Not applicable.

(e)             Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: Date: March 18, 2009		Date: Date: March 18, 2009

TRINAD CAPITAL LP
A Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date: March 18, 2009		Date: March 18, 2009

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
Robert S. Ellin, an individual		Jay A. Wolf, an individual

Date: March 18, 2009		Date: March 18, 2009

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).